[Letterhead of Paul Hastings LLP]

1(212) 318-6052
christophertafone@paulhastings.com

July 28, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Brookfield Global Listed Infrastructure Income Fund Inc. (the "Fund")
Pre-effective Amendment No. 2 to the Registration Statement on Form N-2

Ladies and Gentlemen

              On behalf of the Fund, transmitted herewith is a copy of the Fund's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the "Registration Statement").

              The filing has been marked to show changes made since the filing of the Fund's Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 on July 26, 2011 (SEC Accession No. 0001047469-11-006606).

              Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

/s/ CHRISTOPHER J. TAFONE

Christopher J. Tafone
for PAUL HASTINGS LLP

Enclosures